As filed with the Securities and Exchange Commission on May 16, 2003

Registration No. 333-13424

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

POST EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

of

NETIA HOLDINGS S.A.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
POLAND
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street New York, N.Y. 10286
(212) 495-1727
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

Timothy F. Keaney

The Bank of New York
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York  10271
(212) 238-3010

For Further Information Contact:

Timothy F. Keaney
The Bank of New York
ADR Department
101 Barclay Street, 22nd Floor

New York, New York, 10286

(212) 815-2129

It is proposed that this filing become effective under Rule 466
[   ] immediately upon filing
[   ] on ( Date ) at ( Time ).
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by a previous Registration Statement on Form F-6 of the registrant (Regis. No. 333-10618).

The prospectus consists of the proposed revised form of American Depositary Receipt included as Exhibit A to the form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The collection and distribution of dividends	Articles number 4, 12, 14, 15 and 18
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 14, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 20 and 21
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
(x) Limitation upon the liability of the depositary	Articles number 13, 18, 19 and 21
3. Fees and Charges	Articles number 7 and 8

Item - 2.

Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Third Amended and Restated Deposit Agreement dated as of _______, 2003, among Netia Holdings S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion as to legality of the securities to be registered. - Previously Filed.

e.

Certification under Rule 466. – Not Applicable.

 Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 16, 2003.

Legal entity created by the agreement for the issuance of American Depositary Receipts for common shares of Netia Holdings S.A.

By:

The Bank of New York,
 As Depositary

By: /s/ DAVID S. STUEBER

Name: David S. Stueber

Title: Vice President

Pursuant to the requirements of the Securities Act of 1933, Netia Holdings S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Warsaw, Poland on May 16, 2003.

NETIA HOLDINGS S.A.
By: /S/ WOJCIECH MADALSKI
Name: Wojciech Madalski Title: Chief Executive Officer/President
By: /S/ ZBIGNIEW LAPINSKI
Name: Zbigniew Lapinski Title: Chief Financial Officer

The undersigned hereby constitutes and appoints Wojciech Madalski and Zbigniew Lapinski, his true and lawful attorney-in-fact, each with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following person in the capacity indicated on May 16, 2003.

Signature	Title
/S/ WOJCIECH MADALSKI (Wojciech Madalski)	Chief Executive Officer/President (Principal Executive Officer) and Member of the Management Board
/S/ ZBIGNIEW LAPINSKI (Zbigniew Lapinski)	Chief Financial Officer (Principal Financial and Principal Accounting Officer) and Member of Management Board
/S/ MARIUSZ PIWOWARCZYK (Mariusz Piwowarczyk)	Executive Vice President, Networks and Member of the Management Board
/S/ ELIZABETH MCELROY (Elizabeth McElroy)	Chief Commercial Officer and Member of the Management Board
/S/ NICHOLAS N. COURNOYER (Nicholas N. Cournoyer)	Chairman of the Supervisory Board
/S/ MORGAN EKBERG (Morgan Ekberg)	Member of the Supervisory Board
/S/ ANDRZEJ RADZIMINSKI (Andrzej Radziminski)	Member of the Supervisory Board
/S/ EWA MARIA ROBERTSON (Ewa Maria Robertson)	Member of the Supervisory Board
/S/ JAROSLAW BAUC (Jaroslaw Bauc)	Member of the Supervisory Board
/S/ ANDRZEJ MICHAL WIERCINSKI (Andrzej Michal Wiercinski)	Member of the Supervisory Board
/S/ RICHARD JAMES MOON (Richard James Moon)	Member of the Supervisory Board
NETIAONLINE, INC.
By: /S/ WOJCIECH MADALSKI
Name: Wojciech Madalski Title: Authorized Representative in the United States

INDEX TO EXHIBITS

Exhibit Letter	Exhibit
1

Form of Third Amended and Restated Deposit Agreement dated as of _______, 2003, among Netia Holdings S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder.

4	Previously filed.